# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: THE GDL FUND, CIK 0001378701
CUSIP: 361570401
Title of class of securities: Series C Cumulative Puttable and Callable Preferred Shares, par value $0.001
Address of issuer's principal executive offices: One Corporate Center, Rye, New York (NY), 10580-1422
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001601651

## Reporting persons
- Joshua Alan Massey: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 2,325; shared voting power 0; sole dispositive power 72,213; shared dispositive power 0; aggregate amount beneficially owned 72,213 (10.5% of the class)

## Item 1. Issuer
Name of issuer: THE GDL FUND
Address of issuer's principal executive offices: One Corporate Center, Rye, NY 10580-1422

## Item 2. Person Filing
Name of person filing: Joshua Alan Massey
Address of principal business office or, if none, residence: 17 North Main Street, Ipswich, MA 01938
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 72,213
Percent of class: 10.5
Sole power to vote or to direct the vote: 2325
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 72,213
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Joshua Alan Massey: /s/ Joshua Alan Massey, Joshua Alan Massey (02/11/2025)